August 16, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, DC 20549

Attention: Mr. John P. Nolan

Re:	Ameris Bancorp

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 13, 2007

Form 10-Q for Fiscal Quarter Ended March 31, 2007

File No. 001-13901

Ladies and Gentlemen:

Ameris Bancorp, a Georgia corporation (the “Company”), hereby transmits for filing the Company’s responses to comments of the Staff contained in the letter from John P. Nolan to the undersigned dated August 2, 2007. For the Staff’s convenience, our responses to your comments are included herein and referenced according to the following key:

Form 10-K, filed March 13, 2007 (the “Annual Report”)

Comment 1 – Comment regarding our accounting policy for specific reserves and the move away from “unallocated” balances in our tabular presentation. Page 3

Comment 2 – Comment requesting a reconciliation of the proposed tabular presentations to the original one filed in our 10-k. Page 3

Comment 3 – Comment regarding our application of SOP 03-3 in past acquisitions. Page 4

Comment 4 – Comment regarding identified weaknesses and whether we consider those weaknesses to be reportable deficiencies. Page 4

Exhibit 1 – Reconciliation of our proposed tabular presentations to the table filed in the Annual Report. Page 5

Any comments or questions regarding the Annual Report or this letter should be directed to the undersigned at telephone (229) 890-1111 or facsimile (229) 890-2235.

Sincerely,

/s/ Edwin W. Hortman, Jr.
Edwin W. Hortman, Jr.
President & CEO

Comment 1 – Comment regarding unallocated amounts in our tabular presentation.

Our accounting policy does not call for any level of unallocated reserves. Reserves at all reporting periods presented have been allocable to individual loans. Our reserve is comprised of a general reserve component and a specific reserve component.

General Reserves – These reserves are calculated on a loan by loan basis and are based on assigned loan grades. Each loan grade carries a certain estimated loss percentage that is the product of our reserve methodology. These estimated loss rates are determined in accordance with our reserve methodology and the FFIEC’s 2001 Policy Statement.

The level of inherent losses in our portfolio is based on estimated loss rates for each specific loan grade. If management receives information that necessitates a change in the estimated loss rates for a specific grade or the need for additional grades, the impact of that change is recognized in the current quarter through a charge to the provision for loan losses.

Specific Reserves – When a weakness is identified in a particular credit such that the general reserve is not deemed to be adequate, a specific reserve is created through our reserve for loan losses. Specific reserves at December 31, 2006 amounted to $3,466,000.

In our response to the Commission’s second comment letter, we presented a proposed tabular presentation that showed no amounts of “unallocated” reserves. This proposed tabular presentation appropriately reflects our reserve methodology’s use of general and specific reserves.

Our procedures for dealing with identified losses on specific loans are in accordance with FASB 114, Accounting by Creditors for Impairment of a Loan. Probable losses are recognized in a valuation allowance established through a charge to the provision for loan losses. Once a loss is certain and determinable, that loss is charged against the reserve for loan losses. To the extent that the valuation allowance established for that specific loan differs from the determinable loss, an adjustment is made through a charge to the provision for loan losses.

Comment 2 – Comment requesting reconciliation between tabular presentations

A reconciliation of our tabular presentation is shown in Exhibit 1 attached hereto. This reconciliation clearly distinguishes four changes:

Changes made as a result of providing more loan categories within our allocation table

These changes were made between our initial Annual Report filing and our first response to the Commission.

Changes made as a result of “allocating” amounts that we previously identified as “unallocated”

“Unallocated” amounts in our initial Annual Report filing were the amounts of reserves for any loan on which we carried a specific reserve.

Changes made to classifications on loans subsequent to December 31, 2006

The Company completed its acquisition of Islands Bancorp on December 31, 2006. Immediately after the effective date of that transaction, we began to prepare for the data conversion of Islands Bancorp. This process included efforts to “scrub” the data to determine whether classifications were consistent with the Company’s and that all records are complete. This process was completed after the filing of the Annual Report but prior to our receipt of the Commission’s first letter dated May 18, 2007.

Changes resulting from management’s efforts to fine-tune the preparation of the table subsequent to year end

Our original Annual Report presentation utilized a method that was different in some respects than used in our response to the Commission’s first comment letter, as we have had an opportunity through this process to improve our method of preparing the tabular presentation. As we have stated previously, our reserve methodology has not changed despite changes in the preparation of the tabular presentation.

In our response to the Commission’s comment letters, we have considered the most accurate method of allocating our reserve for loan losses. Our current method, shown in the tabular presentation in response to the Commission’s second comment letter, allocates reserves (both specific and general) based on the determinable reserve for each loan resulting from the Company’s reserve methodology. We believe this method is the most accurate portrayal of the Company’s allocation and will be used in all future filings.

Comment 3 – Comment regarding the Company’s application of SOP 03-3

In our past business combinations, we have considered and followed the guidance in SOP 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, and will include in all future filings the appropriate accounting policy disclosures in all circumstances where we feel these disclosures are appropriate.

Comment 4 – Comment regarding identified weaknesses

The Commission is correct in that management believes the weaknesses we discussed in our previous response letters were corrected prior to the end of 2006. As such, we do not anticipate disclosing these weaknesses as deficiencies because they did not impact financial reporting as of the most recent year end.

Question concerning outside parties on which we relied – We indicated that in 2005, management determined that our reliance on an outside party to assist in preparing year end financial reporting was excessive. For the year ended December 31, 2004, the Company relied on Ms. Judy Williams to assist in the preparation of its annual report and Form 10-K. Ms. Williams is a CPA and a former CFO for a two bank holding company who regularly assists financial institutions with regulatory reporting and miscellaneous financial duties on a contract or interim basis. Her work on our behalf was done on a contract basis that ended with the filing of our 2004 Form 10-K in March, 2005. She has not been engaged on our behalf since that time. Management’s efforts to strengthen the financial reporting staff were successful and no outside parties were relied upon for financial reporting for the fiscal years ended 2005 or 2006. Improvements in external reporting are evident in the Company’s quarterly filings with the SEC beginning with the second quarter of 2005 and continuing through the current quarter of 2007.

Question concerning time constraints on accounting staff – We indicated in our previous response that our finance and accounting staff were under time constraints. The issues causing the time constraints were temporary in nature and no longer exist. Also, in connection with the communications received from the Commission, we have reviewed current and past filings and have not identified any financial statement disclosures or transactions that require revision and as such we are considering no revisions at this time.

Exhibit 1—Reconciliation of Tabular Presentations of the Allocation of the Allowance for Loan Losses

	Commercial, Financial, Industrial and Agriculture	Real Estate	Consumer / Installment	Unallocated	Commercial Real Estate	Residential Real Estate	Agriculture Real Estate	Construction	Totals

Original Filing in 10-K	2,567	17,760	1,070	3,466					24,863

Changes made as a result of providing additional loan categories related to real estate:		(17,760)			11,568	2,231	1,303	2,658	—

Amounts allocated in response to Commission's first comment letter	1,078		60	(2,618)	577	20	—	883	—

Changes made mostly as a result of completing data conversion procedures on Islands Bancorp	(110)		8		143	(32)	45	(54)	—

Changes relating to difference between 10-k method for allocating and current method	(216)		(65)		106	80	(17)	112	—

Totals as presented in response to the Commission's first comment letter	3,319	—	1,073	848	12,394	2,299	1,331	3,599	24,863

Amounts allocated in response to Commission's second comment letter	473		73	(848)	582	26	—	(306)	—

Totals as presented in response to the Commission's second comment letter	3,792	—	1,146	—	12,976	2,325	1,331	3,293	24,863